Exhibit 95.1
Mine Safety Disclosures
Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") and Item 104 of Regulation S-K (17 CFR 229.104) require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (as amended by the Mine Improvement and New Emergency Response Act of 2006, the "Mine Act").
Burleson Sand LLC ("Burleson Sand") is a wholly owned subsidiary of Brazos Valley Longhorn, L.L.C. (successor in interest to WildHorse Resource Development Corporation) ("WildHorse"), which was a wholly owned subsidiary of Chesapeake Energy Corporation. On January 4, 2018, Burleson Sand acquired surface and sand rights on approximately 727 acres in Burleson County, Texas to construct and operate an in-field sand mine to support WildHorse's exploration and development operations. Burleson Sand began operations in September 2018 and is subject to regulation by the federal Mine Safety and Health Administration ("MSHA") under the Mine Act. The MSHA inspects mining facilities on a regular basis and issues citations and orders when it believes a violation has occurred under the Mine Act.
On March 20, 2023, Chesapeake Energy Corporation sold a portion of its Eagle Ford assets to WildFire Energy I LLC, which included Burleson Sand LLC.
The MSHA, upon determination that a violation of the Mine Act has occurred, may issue a citation or an order which generally proposes civil penalties or fines upon the mine operator. Citations and orders may be appealed with the potential of reduced or dismissed penalties.
The table below reflects citations, orders, violations and proposed assessments issued to Burleson Sand by MSHA during the three-month period ended March 31, 2023. Due to timing and other factors, the data may not agree with the mine data retrieval systems maintained by MSHA at www.MSHA.gov.

Burleson Sand Mine 41-05369

Section 104 significant and substantial citations	—
Section 104(b) orders	—
Section 104(d) citations and orders	—
Section 110(b)(2) violations	—
Section 107(a) orders	—
Total dollar value of MSHA assessments proposed	$—
Total number of mining related fatalities	—
Received notice of pattern of violations under section 104(e)	No
Received notice of potential to have pattern under section 104(e)	No
Legal actions pending as of last day of period	—
Legal actions initiated during period	—
Legal actions resolved during period	—